Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F202 293 2275
Washington, DC 20006	www.sandw.com

April 19, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement of
Met Investors Series Trust
SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

We are submitting this letter on behalf of Met Investors Series Trust (the “Registrant”) which supplements our April 3, and April 18, 2012 letters responding to certain oral comments received from Min Oh of the staff of the Securities and Exchange Commission on March 16, and April 19, 2012 with respect to Post-Effective Amendments Nos. 44, 45, and 46 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), relating to the Invesco Balanced-Risk Portfolio, the JPMorgan Global Active Allocation Portfolio and the Schroders Global Multi-Asset Portfolio (collectively, the “New Portfolios”), filed on February 2, February 27, and April 18, 2012, respectively. The following responses supersede the responses to the corresponding comments included in the aforementioned April 3, and April 18, 2012 letters.

In its next post-effective amendment to its Registration Statement, the Registrant will include the following undertaking in Item 35 of Part C: “The Portfolio undertakes that the subsidiary’s advisory agreement with the subadviser will comply with the requirements of Section 15(a) of the Investment Company Act of 1940 as such requirements apply to the Portfolio, including that 1) the subsidiary’s advisory agreement will be terminated upon its assignment (as such term is defined in the 1940 Act), 2) each Portfolio’s Board of Trustees will have the ability to vote to terminate the subsidiary’s advisory agreement, 3) the agreement will be initially approved by the Board of Directors of the subsidiary, 4) the agreement will be initially approved by the Portfolio as the sole shareholder of the subsidiary, and 5) the Board of Directors of the subsidiary will approve annual continuations of the agreement.” Also, the Registrant agrees to add disclosure to Item 35 of Part C to clarify that the foregoing undertaking as well as the three other undertakings concerning the New Portfolios and their subsidiaries relate only to those three Portfolios and their subsidiaries.

The disclosure that appears in the “Principal Investment Strategies” and “Primary Risks” sections of the prospectus for the Invesco Balanced-Risk Allocation Portfolios has been revised to clarify that the Portfolio may invest in both investment companies and ETFs and provide disclosure regarding the risks associated with investing in such instruments.

The disclosure in the “Investment Advisory and Other Services-The Distributor” section of the Statement of Additional Information has been revised to clarify that the discussion of the Registrant’s Class A, Class B, Class C and Class E distribution agreements and Rule 12b-1 Plans relates to all of the Registrant’s Portfolios.

EDGAR Operations Branch

April 19, 2012

The prospectuses and SAI for the New Portfolios will be dated April 23, 2012, rather than April 30, 2012.

The exhibits identified in Part C of Post-Effective Amendment No. 46 to the Registrant’s Registration Statement as “to be filed by amendment” relate to Portfolios of the Registrant other than the New Portfolios. These exhibits will be filed in connection with the Registrant’s annual updating post-effective amendment to its Registration Statement to be filed on or about April 27, 2012.

*        *        *

The Registrant acknowledges that:

1.	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/John L. Chilton

cc:	Andrew L. Gangolf, Esq.

Michael P. Lawlor, Esq.

David C. Mahaffey, Esq.